                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                          COMMAND SECURITY CORPORATION
                                (Name of Issuer)

                                  COMMON SHARES
                         (Title of Class of Securities)

                                    20050L100
                                 (CUSIP Number)

                            STEVEN B. SANDS, ET. AL.
                         C/O SANDS BROTHERS & CO., LTD.
                                 90 PARK AVENUE
                            NEW YORK, NEW YORK 10016
                                 (212) 697-5200
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                NOVEMBER 13, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (AMENDMENT NO. 6)

CUSIP NO. 20050L100

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             STEVEN B. SANDS

2            CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

             (a) X
             (b)

3            SEC USE ONLY


4            SOURCE OF FUNDS*

             AF

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6            CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

                                         7          SOLE VOTING POWER
NUMBER OF
SHARES                                              0
BENEFICIALLY
OWNED BY                                 8          SHARED VOTING POWER
EACH
REPORTING                                           0
PERSON
WITH                                     9          SOLE DISPOSITIVE POWER

                                                    0
                                         10         SHARED DISPOSITIVE POWER

                                                    0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%

14           TYPE OF REPORTING PERSON*

             IN

                                  SCHEDULE 13D
                                (AMENDMENT NO. 6)

CUSIP NO. 20050L100

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MARTIN S. SANDS

2            CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

             (a) X
             (b)

3            SEC USE ONLY


4            SOURCE OF FUNDS*

             AF

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6            CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

                                         7          SOLE VOTING POWER
NUMBER OF
SHARES                                              0
BENEFICIALLY
OWNED BY                                 8          SHARED VOTING POWER
EACH
REPORTING                                           0
PERSON
WITH                                     9          SOLE DISPOSITIVE POWER

                                                    0

                                         10         SHARED DISPOSITIVE POWER

                                                    0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%

14           TYPE OF REPORTING PERSON*

             IN

                                  SCHEDULE 13D
                                (AMENDMENT NO. 6)

CUSIP NO. 20050L100

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             KATIE AND ADAM BRIDGE PARTNERS, L.P.

2            CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

             (a) X
             (b)

3            SEC USE ONLY


4            SOURCE OF FUNDS*

             WC

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6            CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

                                         7          SOLE VOTING POWER
NUMBER OF
SHARES                                              0
BENEFICIALLY
OWNED BY                                 8          SHARED VOTING POWER
EACH
REPORTING                                           0
PERSON                                   9          SOLE DISPOSITIVE POWER
WITH
                                                    0

                                         10         SHARED DISPOSITIVE POWER

                                                    0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%

14           TYPE OF REPORTING PERSON*

             PN

                                  SCHEDULE 13D
                                (AMENDMENT NO. 6)

CUSIP NO. 20050L100

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             OWL-1 PARTNERS, L.P.

2            CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

             (a) X
             (b)

3            SEC USE ONLY


4            SOURCE OF FUNDS*

             WC

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6            CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

                                         7          SOLE VOTING POWER
NUMBER OF
SHARES                                              0
BENEFICIALLY
OWNED BY                                 8          SHARED VOTING POWER
EACH
REPORTING                                           0
PERSON
WITH                                     9          SOLE DISPOSITIVE POWER

                                                    0

                                         10         SHARED DISPOSITIVE POWER

                                                    0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%

14           TYPE OF REPORTING PERSON*

             PN

                                  SCHEDULE 13D
                                (AMENDMENT NO. 6)

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 6 amends and supplements the statements on Schedule 13D (as previously amended, the "Schedule 13D") relating to the common stock, par value $.0001 per share (the "Common Stock"), of Command Security Corporation, a New York corporation (the "Company") and filed with the Securities and Exchange Commission on behalf of the following persons and/or entities: (a) Mr. Steven B. Sands; (b) Mr. Martin S. Sands; (c) Katie and Adam Bridge Partners, L.P. ("K&A"); and (d) Owl-1 Partners, L.P ("Owl-1"). Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and supplemented by adding thereto the following:

         On November 13, 2000, pursuant to that certain Stock Purchase Agreement dated September 12, 2000, among Steven B. Sands (as attorney-in-fact over a discretionary account), Martin S. Sands (as attorney-in-fact over certain discretionary accounts), K&A, Owl-1, other sellers (collectively, the "Sellers") and Reliance Security Group plc, a company organized under the laws of England and Wales, the Sellers sold, individually and not as a group, all right, title and interest in and to all of their respective shares of the Company's Common Stock and shares of the Company's Series A Preferred Stock. The Stock Purchase Agreement is more fully described in Amendment No. 5 to this Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and supplemented by adding thereto the following:

         (a) and (b) Mr. Steven B. Sands, Mr. Martin S. Sands, K&A and Owl-1 (collectively, the "Reporting Persons") were all previously included in Schedule 13D filings. As of November 13, 2000, the Reporting Persons are no longer beneficial owners of the Company's securities. The transaction creating such status is described in Item 4 above.

         (c) There have been no sales or purchases with respect to the Company's shares effected during the past sixty days by any of the Reporting Persons listed in Item 5(a) above.

         (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer's securities on November 13, 2000.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Certain provisions of the Voting Agreement, filed as Exhibit 10 to the Reporting Persons' Amendment No. 5 to Schedule 13D filed September 18, 2000, with respect confidentiality and the Reporting Person's status as a sophisticated investor, survive closing of the transaction discussed in Item 4 above.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 2000


/s/ Steven B. Sands
Steven B. Sands


/s/ Martin S. Sands
Martin S. Sands


KATIE AND ADAM BRIDGE PARTNERS, L.P.

By: K&A BRIDGE PARTNERS CORP.
       General Partner


By:  /s/ Steven B. Sands
Name: Steven B. Sands
Title: President


OWL-1 PARTNERS, L.P.

By: OWL CAPITAL MANAGEMENT, INC.
       General Partner


By:  /s/ Martin S. Sands
Name: Martin S. Sands
Title: President





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